

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 4, 2012

Via E-mail
Haruyuki Nagata
General Manager, Financial Accounting Dept.
Sumitomo Mitsui Financial Group, Inc.
1-2, Marunouchi 1-chome
Chiyoda-ku
Tokyo 100-0005, Japan

>   **Re: Sumitomo Mitsui Financial Group, Inc.**
>   **Form 20-F for the Fiscal Year Ended March 31, 2011**
>   **Filed July 29, 2011**
>   **File No. 001-34919**

Dear Mr. Nagata:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 20-F for the Fiscal Year Ended March 31, 2011

Item 4C. Organizational Structure, page 52

1.   Revise future filings to disclose the Company's proportion of ownership interest in, and if different, proportion of voting power held in, its significant subsidiaries.

Item 5. Operating and Financial Review and Prospects, page 54

2.   As appropriate, please provide clear and transparent disclosure regarding your obligations relating to European sovereign debt in your future filings. Depending on your

circumstances, please consider the following points as you prepare your Form 20-F for the fiscal year ended March 31, 2012 and subsequent filings:

- Gross sovereign, financial institutions, and non-financial corporations' exposure, separately by country;

- Quantified disclosure explaining how gross exposures are hedged; and

- A discussion of the circumstances under which losses may not be covered by purchased credit protection.

Please refer to SEC's Division of Corporation Finance release in January 2012 (CF Disclosure Guidance Topic 4) at http://sec.gov/divisions/corpfin/guidance/cfguidance-topic4.htm.

Item 18. Financial Statements

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Impairment of Financial Assets, F-16

3.   Please tell us and expand future filings to disclose how you consider all historical loss experience when collectively evaluating loans for impairment and discuss the historical periods specifically considered in your analysis. In your disclosure, include additional granularity regarding any adjustments made to historical losses and, if applicable, discuss the specific facts and circumstances that is the basis for such adjustments.

Note 20 Provisions, page F-58

Provision for Interest Repayment, page F-58

4.   In future filings, please quantify the potential liability exposure relating to your repayment of excess interest. Specifically, please either provide an estimated range of reasonably possible loss in excess of the amount accrued, or, if true, state that you do not believe the impact of the potential exposure will have a material effect on your results of operations, cash flows or financial condition.

Item 19. Exhibits, page 172

5.   Please tell us whether you have filed all required exhibits pursuant to the Instructions to Exhibits in Form 20-F. For example, we note that you have not filed your articles of

incorporation or the Deposit Agreement. Please ensure that all exhibits have been filed, as appropriate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Marc Thomas at (202) 551-3452 or David Irving at (202) 551-3321 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin at (202) 551-3552 or me at (202) 551-3434 with any other questions.

Sincerely,

/s/ Michael R. Clampitt

Michael Clampitt
Senior Counsel

cc: Via E-mail
        Nobuyuki Kawabata
        General Manager
        Planning Department, Americas Division
        Sumitomo Mitsui Banking Corporation